EXHIBIT 99.1

HEXO Corp Announces Proposed Share Consolidation

OTTAWA, Oct. 30, 2020 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced a proposed consolidation of its common shares on the basis of eight pre-consolidation shares for one post-consolidation share (8:1) (the “Consolidation”). The purpose of the Consolidation is to increase the Company's common share price to regain compliance with the US$1.00 minimum share price continued listing standard (the “NYSE Price Listing Standard”) of the New York Stock Exchange (the “NYSE”).

On April 7, 2020, the Company received notification from the NYSE that it was no longer in compliance with the NYSE Price Listing Standard as a result of the average closing price of the Company’s common shares on the NYSE falling below US$1.00 for a consecutive 30 trading-day period. The Company believes curing the non-compliance with the NYSE Price Listing Standard and avoiding a delisting of the common shares from the NYSE is in the best interests of the Company and its shareholders, and the Consolidation is the most effective means of curing the non-compliance.

The Consolidation will be effected by the filing of articles of amendment to the Company’s articles under the Business Corporations Act (Ontario) and is subject to shareholder approval by way of a special resolution. The Consolidation will be submitted to the Company’s shareholders for approval at an annual and special meeting of shareholders scheduled to be held on December 11, 2020. The Consolidation is also subject to the approval of the NYSE and the Toronto Stock Exchange.

Assuming the receipt of all approvals required for the Consolidation, it is expected the Consolidation will be implemented soon after the shareholders meeting. The Company will announce further details with respect to the implementation of the Consolidation once all required approvals have been obtained.

The Company will not be issuing fractional post-Consolidation common shares in connection with the Consolidation. Where the Consolidation would otherwise result in a shareholder being entitled to a fractional common share, the number of post-Consolidation common shares issued to such shareholder shall be rounded up or down to the nearest whole number of common shares. Fractional interests of 0.5 or greater will be rounded up to the nearest whole number of common shares and fractional interests of less than 0.5 will be rounded down to the nearest whole number of common shares.

The Company currently has 483,445,248 common shares issued and outstanding and, assuming no additional common shares are issued prior to the Consolidation, the Consolidation will reduce the issued and outstanding common shares to approximately 60,430,656 common shares (disregarding any resulting fractional shares). Each shareholder's percentage ownership in the Company and proportional voting power will remain unchanged after the Consolidation, except for minor changes and adjustments resulting from the treatment of fractional shares.

Registered shareholders of the Company will receive a letter of transmittal with respect to the Consolidation with the proxy materials for the Company’s shareholders meeting at which shareholder approval for the Consolidation will be sought. Once the Consolidation has been implemented, the letter of transmittal will enable registered shareholders to exchange their old share certificates representing pre-Consolidation common shares for post-Consolidation common shares through the Company’s transfer agent, TSX Trust Company, in accordance with the instructions provided in the letter of transmittal. Registered shareholders will be able to obtain additional copies of the letter of transmittal through TSX Trust Company. Until surrendered, each share certificate representing pre-Consolidation common shares will represent the number of whole post-Consolidation common shares to which the holder is entitled as a result of the Consolidation.

Non-registered beneficial holders holding their common shares through a bank, broker or other nominee will not need to complete a Letter of Transmittal and should note that such banks, brokers or other nominees may have specific procedures for processing the Consolidation. Shareholders holding their common shares with such a bank, broker or nominee and who have any questions in this regard are encouraged to contact their nominee.

The exercise or conversion price and the number of common shares issuable under any of the Company's outstanding warrants, convertible debentures, stock options and other securities exercisable for or convertible into common shares will be proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com